EXHIBIT 4.2

DESCRIPTION OF REGISTRANT’S
COMMON STOCK REGISTERED
PURSUANT TO SECTION 12 OF THE SECURITIES EXCHANGE ACT OF 1934

As of December 31, 2019, Pegasystems Inc. (the “Company”) has one class of securities registered under Section 12 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”): shares of Common Stock, $0.01 par value per share (the “Common Stock”).
Description of Common Stock
The following summary description sets forth some of the general terms and provisions of the Common Stock. Because this is a summary description, it does not contain all of the information that may be important to you. It is subject to and qualified in its entirety by reference to the Company’s Restated Articles of Organization and Amendments thereto (the “Restated Articles of Organization”) and the Company’s Amended and Restated Bylaws (the “Bylaws”), each of which is an exhibit to the Annual Report on Form 10-K of which this description is a part.
Authorized Capital Shares
The authorized capital stock of the Company consists of 200 million shares of Common Stock, and 1 million shares of Preferred Stock, $0.01 per share (the “Preferred Stock”), which may be issued in one or more series. The outstanding shares of our Common Stock are fully paid and nonassessable. The rights, privileges and preferences of holders of Common Stock are subject to, and may be adversely affected by, the rights of the holders of shares of any series of Preferred Stock which the Company may designate and issue in the future. There are no shares of Preferred Stock currently outstanding.
Voting Rights
Holders of Common Stock are entitled to one vote per share on all matters voted on by shareholders of the Company, including the election of directors. Holders of Common Stock do not have cumulative voting rights. The Company has a declassified Board of Directors and the Bylaws provide for one-year terms for each director. All nominees will stand for election or re-election at each annual meeting of shareholders of the Company. Accordingly, a majority of the shares of Common Stock entitled to vote in any election of directors may elect all of the directors standing for election. Holders of Common Stock may act by unanimous written consent.
Dividend Rights
Subject to the preferential rights of holders of Preferred Stock outstanding, if any, the holders of Common Stock are entitled to receive dividends, if any, when and as declared from time to time by the Board of Directors of the Company in its discretion, out of assets legally available for the payment of dividends.
Liquidation Rights
Upon the liquidation, dissolution or winding up of the Company, the holders of Common Stock are entitled to receive ratably the net assets of the Company available after the payment of all debts and other liabilities and subject to the prior rights of any outstanding Preferred Stock.
Other Rights and Preferences
The Common Stock is not redeemable or exchangeable, is not subject to sinking fund provisions, does not have any conversion rights and is not subject to call. Holders of Common Stock have no preemptive rights to maintain their percentage of ownership in future offerings or sales of stock of the Company.
Forum Selection Clause
Under the Bylaws, unless the Company consents in writing to the selection of an alternative forum, the sole and exclusive forum for making certain types of claims enumerated in the bylaws is the Business Litigation Section of the Superior Court of Suffolk County, Massachusetts (the “BLS”) irrespective of any waivable claims challenging jurisdiction or venue of the BLS (except that, in the event the BLS lacks jurisdiction over any such action or proceeding, then the sole and exclusive forum for such action or

EXHIBIT 4.2

proceeding is the federal district court for the District of Massachusetts, Eastern Division). This provision applies to (a) any derivative action or proceeding brought on behalf of the Company, (b) any action asserting a claim of breach of a fiduciary duty owed by any director, officer, or other employee of the Company to the Company or the Company’s shareholders, (c) any action asserting a claim arising pursuant to any provision of the Massachusetts Business Corporation Act, as in effect from time to time or the Restated Articles of Organization or the Bylaws, including, without limitation, any action to interpret, apply, enforce or determine the validity of the Restated Articles of Organization or the Bylaws, or (d) any action asserting a claim governed by the internal affairs doctrine.
Listing
The Common Stock is traded on The Nasdaq Stock Market LLC under the trading symbol “PEGA.”
Preferred Stock
The Board of Directors of the Company is authorized, subject to certain limitations prescribed by law, without further approval of the holders of Common Stock, to issue from time to time up to an aggregate of 1 million shares of Preferred Stock in one or more series and to fix or alter the designations, preferences, rights and any qualifications, limitations or restrictions of the shares of each such series thereof, including the dividend rights, dividend rates, conversion rights, voting rights, terms of redemption (including sinking fund provisions), redemption price or prices, liquidation preferences and the number of shares constituting any series or designations of such series. The issuance of Preferred Stock may have the effect of delaying, deferring or preventing a change of control of the Company and may adversely affect the market price of the Common Stock and the voting and other rights of the holders of Common Stock.
Massachusetts Law
The Company is subject to the provisions of Chapter 110F of the Massachusetts General Laws, the so-called Business Combination Statute. Under Chapter 110F, a Massachusetts corporation with at least 200 stockholders, such as the Company, may not engage in a "business combination" with an "interested stockholder" for a period of three years after the date of the transaction in which the person becomes an interested stockholder, unless (i) the interested stockholder obtains the approval of the Board of Directors of the Company prior to becoming an interested stockholder, (ii) the interested stockholder acquires 90% of the outstanding voting stock of the Company (excluding shares held by certain affiliates of the Company) at the time it becomes an interested stockholder, or (iii) the business combination is approved by both the Board of Directors of the Company and the holders of at least two-thirds of the outstanding voting stock of the Company (excluding shares held by the interested stockholder), which in the case of the stockholder approval is authorized at an annual or special meeting of stockholders, and not by written consent.

An "interested stockholder" is a person who, together with affiliates and associates, owns (or at any time within the prior three years did own) 5% or more of the outstanding voting stock of the Company. A "business combination" includes a merger, a stock or assets sale, and other transactions resulting in a financial benefit to the stockholder.